UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Investools Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46145 P 103

(CUSIP Number)

Investools Inc.
45 Rockefeller Plaza, Suite 2012
New York, NY 10111
(801) 816-6918

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145 P 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lee K. Barba

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,793,606 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,793,606 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,793,606 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D
Investools Inc.
Filed by Lee K. Barba

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share of Investools Inc., a Delaware corporation (the “Company” or the “Issuer”). The Company’s principal executive office is located at 45 Rockefeller Plaza, Suite 2012, New York, NY  10111.

Item 2.	Identity and Background
(a) Lee K. Barba (“Reporting Person”)
(b) Principal Business Address: 45 Rockefeller Plaza, Suite 2012 New York, NY 10111
(c) Principal Business: Reporting Person is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.
(d) Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Reporting Person has not, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a Citizen of United States.

Item 3.	Source and Amount of Funds or Other Consideration

On February 15, 2007, the Compensation Committee of the Board of Directors approved the vesting of one of the Reporting Person’s previously-granted options.  The shares represented by this option are included with all other shares reported on lines 7, 9, and 11 above, and all such shares were granted to the Reporting Person in conjunction with his duties as Chief Executive Officer and Chairman of the Board.  All share and option issuances have previously been reported pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of Common Stock reported in this Schedule 13D were acquired by the Reporting Person as compensation pursuant to his duties as Chief Executive Officer and Chairman of the Board of Directors.  The securities have been acquired as part of compensation for services rendered, are being held for investment purposes, and the Reporting Person does not have any plans or proposals outside the scope of his normal fiduciary duties as an Officer or Director of the Company, or which run counter to the best interests of the Issuer, which relate to or would result in:

(a) the acquisition by a person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
(d) any change in the Board of Directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any Person;
(h) causing a class of securities of the Isssuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on the NASDAQ Global Market;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person is deemed to beneficially own 3,793,606 shares of common stock of Issuer, which represents 5.7% of the class. Of this amount, 2,228,127 shares represent the Reporting Person’s right to acquire shares currently or within 60 days.  Also included are 469,999 shares, as to which beneficial ownership is disclaimed, held for the benefit of family members, and 700,000 shares held in a Grantor Retained Annuity Trust.  Also included are 70,950 shares of Restricted Stock, which vest 50% on January 4, 2008, and 50% on January 4, 2009.

(b) The Reporting Person has sole voting power and sole dispositive power with respect to the shares identified in response to Item 5(a) above.
(c) Other than the transaction described in Item 3 above, transactions involving the Reporting Person during the past sixty days included:

1.      Grant by the Issuer’s Board of Directors on January 4, 2007 to the Reporting Person of 70,950 shares of Restricted Stock, half of which vests a year from the date of grant, and the other half vests two years from the date of grant.  The price per share was $13.79.

2. Charitable contribution by the Reporting Person on December 21, 2006 of 1,000 shares. The price per share on that date was $13.57.

(d)   The Reporting Person is the only person known to have the right to receive or the power to direct the receipt of dividends (if any) from, or the proceeds of the sale of, any shares of the common stock of Issuer that Reporting Person may be deemed to own beneficially.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2007

/s/ Lee K. Barba
Lee K. Barba